Exhibit 99.1

FIELD TRIP HEALTH ANNOUNCES VOTING RESULTS FROM THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TORONTO, September 24, 2021 – Field Trip Health Ltd. (TSX: FTRP; FTRP.WT; OTCQX: FTRPF) (“Field Trip”), today announced the voting results from its Annual General and Special Meeting of Shareholders held on Friday, September 24, 2021. A total of 59.09% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following nine nominees proposed by the Corporation were elected as Directors of Field Trip to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Ronan Levy	27,156,745	90.48%	2,856,939	9.52%
Joseph del Moral	27,157,304	90.48%	2,856,380	9.52%
Hannan Fleiman	27,155,784	90.48%	2,857,900	9.52%
Dieter Weinand	29,926,888	99.71%	86,796	0.29%
Helen M. Boudreau	29,928,157	99.72%	85,527	0.28%
Ellen Lubman	30,003,215	99.97%	10,469	0.03%
Barry Fishman	30,002,934	99.96%	10,750	0.04%

In addition to the election of all nominees listed as directors in the management information circular, dated August 26, 2021, Field Trip’s shareholders approved all other resolutions placed before the meeting. These included appointing Ernst & Young as auditors for the Corporation for the ensuing year and approval of the Corporation’s Amended and Restated Equity Compensation Plan.

For more details on the matters covered at the annual meeting, please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip, and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including interest in the training program, interest in the KAP Co-Op Program, uptake of the KAP Co-Op Program by therapists and patients, the timing and results of its research and development programs, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Media contacts:

Rachel Moskowitz

Autumn Communications

202-276-7881

press@fieldtriphealth.com

Nick Opich / McKenna Miller

KCSA Strategic Communications

212-896-1206 / 347-487-6197

press@fieldtriphealth.com

Investor contacts:

Elizabeth Barker

KCSA Strategic Communications

212-896-1203

ebarker@kcsa.com

SOURCE Field Trip Health Ltd.